EXHIBIT 99.2

AMERICAS GOLD AND SILVER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2024

DATED MAY 15, 2024

Americas Gold and Silver Corporation

Management’s Discussion and Analysis

Table of Contents

Forward-Looking Statements	1
Management’s Discussion and Analysis	2
Overview	3
Recent Developments and Operational Discussion	4
Results of Operations	11
Summary of Quarterly Results	12
Liquidity	13
Capital Resources	15
Off-Balance Sheet Arrangements	15
Transactions with Related Parties	15
Risk Factors	16
Accounting Standards and Pronouncements	16
Financial Instruments	16
Capital Structure	16
Controls and Procedures	17
Technical Information	17
Non-GAAP and Other Financial Measures	17

Unless otherwise indicated, in this Management’s Discussion and Analysis all references to “dollar” or the use of the symbol “$” are to the United States of America dollar and all references to “C$” are to the Canadian dollar. Additionally, percentage changes in this Management’s Discussion and Analysis are based on dollar amounts before rounding.

Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three months ended March 31, 2024

Forward-Looking Statements

Statements contained in this Management’s Discussion and Analysis (“MD&A”) of Americas Gold and Silver Corporation (the “Company” or “Americas Gold and Silver”) that are not current or historical factual statements may constitute "forward-looking information" or "forward-looking statements" within the meaning of applicable Canadian and United States securities laws ("forward-looking statements"). These forward-looking statements are presented for the purpose of assisting the Company's securityholders and prospective investors in understanding management's views regarding those future outcomes and may not be appropriate for other purposes. When used in this MD&A, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. All such forward-looking statements are subject to important risks, uncertainties and assumptions. These statements are forward-looking because they are based on current expectations, estimates and assumptions. It is important to know that: (i) unless otherwise indicated, forward-looking statements in this MD&A describe expectations as at the date hereof; and (ii) actual results and events could differ materially from those expressed or implied. Capitalized terms used but not defined in this “Forward-Looking Statements” section of this MD&A shall have the meaning ascribed to such term elsewhere in this MD&A.

Specific forward-looking statements in this MD&A include, but are not limited to: any objectives, expectations, intentions, plans, results, levels of activity, goals or achievements; estimates of mineral reserves and resources; the realization of mineral reserve estimates; the impairment of mining interests and non-producing properties; the timing and amount of estimated future production, production guidance, costs of production, capital expenditures, costs and timing of development; the success of exploration and development activities; expectations at the Relief Canyon mine and its ability to operate, and the potential for reassessment of the remaining carrying value of the Relief Canyon asset; statements regarding the Galena Complex Recapitalization Plan, including with respect to underground development improvements, equipment procurement and the high-grade Phase II extension exploration drilling program and expected results thereof and completion of the shaft repair related to the Galena hoist project on its expected schedule and budget, and the realization of the anticipated benefits therefrom; Company's Cosalá Operations, including expected production levels; the ability of the Company to target higher-grade silver ores at the Cosalá Operations; statements relating to the future financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company; statements relating to the Company’s EC120 Project, including timing, expected approvals, financing availability and capital expenditures required to develop such project and reach production thereat, expectations regarding the ability to rely on existing infrastructure, facilities, and equipment; material uncertainties that may impact the Company’s liquidity in the short term;  changes in accounting policies not yet in effect; permitting timelines; government regulation of mining operations; environmental risks; labour relations, employee recruitment and retention, and pension funding and valuation; the timing and possible outcomes of pending disputes or litigation; negotiations or regulatory investigations; exchange rate fluctuations; cyclical or seasonal aspects of the Company’s business; the Company’s dividend policy; the suspension of certain operating metrics such as cash costs and all-in sustaining costs for Relief Canyon; the liquidity of the Company’s common shares; and other events or conditions that may occur in the future. Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to control or predict that may cause the actual results, performance or achievements of the Company, or developments in the Company's business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three months ended March 31, 2024

Some of the risks and other factors (some of which are beyond Americas Gold and Silver's control) that could cause results to differ materially from those expressed in the forward-looking statements and information contained in this MD&A include, but are not limited to: risks associated with market fluctuations in commodity prices; risks associated with generally elevated inflation; risks related to changing global economic conditions and market volatility, risks relating to geopolitical instability, political unrest, war, and other global conflicts may result in adverse effects on macroeconomic conditions, including volatility in financial markets, adverse changes in trade policies, inflation, supply chain disruptions, any or all of which may affect the Company's results of operations and financial condition; the Company’s dependence on the success of its Cosalá Operations, including the San Rafael project, the Galena Complex and the Relief Canyon mines, which are exposed to operational risks and other risks, including certain development and exploration related risks, as applicable; risks related to mineral reserves and mineral resources, development and production and the Company's ability to sustain or increase present production; risks related to global financial and economic conditions; risks related to government regulation and environmental compliance; risks related to mining property claims and titles, and surface rights and access; risks related to labour relations, disputes and/or disruptions, employee recruitment and retention and pension funding and valuation; some of the Company's material properties are located in Mexico and are subject to changes in political and economic conditions and regulations in that country; risks associated with foreign operations; risks related to the Company's relationship with the communities where it operates; risks related to actions by certain non-governmental organizations; substantially all of the Company's assets are located outside of Canada, which could impact the enforcement of civil liabilities obtained in Canadian and U.S. courts; risks related to currency fluctuations that may adversely affect the financial condition of the Company; the Company may need additional capital in the future and may be unable to obtain it or to obtain it on favourable terms; risks associated with the Company's outstanding debt and its ability to make scheduled payments of interest and principal thereon; risks associated with any hedging activities of the Company; risks associated with the Company's business objectives; risks relating to mining and exploration activities and future mining operations; operational risks and hazards inherent in the mining industry; risks related to competition in the mining industry; risks relating to negative operating cash flows; risks relating to the possibility that the Company’s working capital requirements may be higher than anticipated and/or its revenue may be lower than anticipated over relevant periods; risks related to non-compliance with exchange listing standards, risks relating to climate change and the legislation governing it; cybersecurity risks; and risks and uncertainties surrounding the upcoming presidential elections in the United States and Mexico in 2024.

The list above is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Investors and others should carefully consider these and other factors and not place undue reliance on the forward-looking statements. The forward-looking statements contained in this MD&A represent the Company's views only as of the date such statements were made. Forward-looking statements contained in this MD&A are based on management's plans, estimates, projections, beliefs and opinions as at the time such statements were made and the assumptions related to these plans, estimates, projections, beliefs and opinions may change. Although forward-looking statements contained in this MD&A are based on what management considers to be reasonable assumptions based on information currently available to it, there can be no assurances that actual events, performance or results will be consistent with these forward-looking statements, and management's assumptions may prove to be incorrect. Some of the important risks and uncertainties that could affect forward-looking statements are described further in this MD&A. The Company cannot guarantee future results, levels of activity, performance or achievements, should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, the actual results or developments may differ materially from those contemplated by the forward-looking statements. The Company does not undertake to update any forward-looking statements, even if new information becomes available, as a result of future events or for any other reason, except to the extent required by applicable securities laws.

Management’s Discussion and Analysis

This MD&A of the results of operations, liquidity and capital resources of Americas Gold and Silver Corporation constitutes management’s review of the Company’s financial and operating performance for the three months ended March 31, 2024, including the Company’s financial condition and future prospects. Except as otherwise noted, this discussion is dated May 15, 2024 and should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and the notes thereto for the three months ended March 31, 2024 and 2023. The unaudited condensed interim consolidated financial statements for the three months ended March 31, 2024 and 2023 are prepared in accordance with International Accounting Standards (“IAS”) 34 under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The Company prepared its latest financial statements in U.S. dollars and all amounts in this MD&A are expressed in U.S. dollars, unless otherwise stated. These documents along with additional information relating to the Company including the Company’s most recent Annual Information Form are available on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Company’s website at www.americas-gold.com. The content of the Company’s website and information accessible through the website do not form part of this MD&A.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three months ended March 31, 2024

In this report, the management of the Company presents operating highlights for the three months ended March 31, 2024 (“Q1-2024”) compared to the three months ended March 31, 2023 (“Q1-2023”) as well as comments on plans for the future. Throughout this MD&A, consolidated production results and consolidated operating metrics are based on the attributable ownership percentage of each operating segment.

The Company has included certain non-GAAP and other financial measures, which the Company believes, that together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar non-GAAP and other financial performance employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Reconciliations and descriptions can be found under “Non-GAAP and Other Financial Measures”.

This MD&A contains statements about the Company’s future or expected financial condition, results of operations and business. See “Forward-Looking Statements” above for more information on forward-looking statements.

Overview

The Company is a precious metals producer with two operations in the world's leading silver mining regions: the Galena Complex in Idaho, USA and the Cosalá Operations in Sinaloa, Mexico, and the Relief Canyon mine (“Relief Canyon”) in Nevada, USA.

In Idaho, USA, the Company operates the 60%-owned producing Galena Complex (40% owned by Mr. Eric Sprott (“Sprott”)) whose primary assets are the operating Galena mine, the Coeur mine, and the contiguous Caladay development project in the Coeur d’Alene Mining District of the northern Idaho Silver Valley. The Galena Complex has recorded production of over 230 million ounces of silver along with associated by-product metals of copper and lead over a production history of more than sixty years. The Company entered into a joint venture agreement with Sprott effective October 1, 2019 for a 40% non-controlling interest of the Galena Complex. The continuing goal of the joint venture agreement is to position the Galena Complex to significantly grow resources, increase production, and reduce operating costs at the mine (the “Recapitalization Plan”).

In Sinaloa, Mexico, the Company operates the 100%-owned Cosalá Operations, which includes the San Rafael silver-zinc-lead mine (“San Rafael”), after declaring commercial production in December 2017. Prior to that time, it operated the Nuestra Señora silver-zinc-copper-lead mine after commissioning the Los Braceros processing facility and declaring commercial production in January 2009. The Cosalá area land holdings also host several other known precious metals and polymetallic deposits, past-producing mines, and development projects including the Zone 120 silver-copper deposit and the El Cajón silver-copper deposit. These properties are located in close proximity to the Los Braceros processing plant. The Company also owns a 100% interest in the San Felipe development project in Sonora, Mexico, which it acquired on October 8, 2020.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three months ended March 31, 2024

In Nevada, USA, the Company has the 100%-owned, Relief Canyon located in Pershing County, which is currently on care and maintenance. The mine poured its first gold in February 2020 and declared commercial production in January 2021. Operations were suspended in August 2021 in order to resolve technical challenges related to the metallurgical characteristics of the deposit and discontinued leaching and heap rinsing operations in Q4-2023. The past-producing, permitted mine includes three historic open-pit mines, a crusher, an ore conveying system, leach pads, and a refurbished heap-leach processing facility. The landholdings at Relief Canyon and the surrounding area cover over 11,700 hectares, providing the Company the potential to expand the Relief Canyon deposit and to explore for new discoveries close to existing processing infrastructure.

The Company’s mission is to profitably expand its precious metals production through the development of its own projects and consolidation of complementary projects. The Company is also focused on extending the mine life of its current assets through exploration and charting a path to profitability at the Galena Complex with the Recapitalization Plan. The Company will continue exploring and evaluating prospective areas accessible from existing infrastructure and the surface at the Galena Complex, and early-stage targets with an emphasis on the Cosalá District.

The Company’s management and Board of Directors (the “Board”) are comprised of senior mining executives who have extensive experience identifying, acquiring, developing, financing, and operating precious metals deposits globally. The Company’s principal and registered office is located at 145 King Street West, Suite 2870, Toronto, Ontario, Canada, M5H 1J8. The Company is a reporting issuer in each of the provinces of Canada, and is listed on the TSX trading under the symbol “USA” and on the NYSE American trading under the symbol “USAS”.

Recent Developments and Operational Discussion

Q1-2024 Highlights

•

Revenue decreased to $19.5 million for Q1-2024 or 12% compared to $22.1 million for Q1-2023, resulting from lower silver and lead production from the Galena Complex and against lower realized zinc price at the Cosalá Operations, offset by higher silver production from the Cosalá Operations during the period.

•

A net loss of $16.2 million for Q1-2024, or an attributable loss of $0.07 per share representing a increase in net loss of $5.7 million compared to Q1-2023, primarily due to lower net revenue, higher cost of sales, and higher loss on non-cash derivatives relate to the convertible debenture, offset in part by lower interest and financing expense during the period.

•

Consolidated attributable silver production of 0.5 million ounces with approximately 1.0 million ounces of silver equivalent[1], including 8.0 million pounds of zinc and 4.0 million pounds of lead, with cost of sales of $15.95/oz silver equivalent produced[1], cash costs of $20.53/oz silver produced[1] and all-in sustaining costs of $29.20/oz silver produced[1] during the period.

•

Production from the Cosalá Operations was strong as the operation benefitted from above budgeted silver grades and recoveries. The Galena Complex production was slightly below budget as focus during the quarter was re-allocated to lateral development to access the new mining areas in the Upper Country Lead Zone veins between 2400 and 2800 levels. This silver-lead area is expected to be in production by the end of May 2024 and increase production for the next several years.

•

The quarterly silver production has trended in a positive direction over the course of the last three years and the Company expects this trend to continue. This upward trend in production is expected from increased working faces at the Galena Complex as well as the exploitation of the 100%-owned El Cajón and Zone 120 silver-copper project (“EC120 Project”) at the Cosalá Operations.

•

Mr. Jim Currie was appointed as the Company’s Chief Operating Officer, effective May 6, 2024. Mr. Currie is an engineer with over 40 years of senior management, engineering, and operations experience. Mr. Currie has served as Chief Operating Officer of Equinox Gold Corp., Pretium Resources Inc. and New Gold Inc.

•

The Company has begun development of its contiguous EC120 Project at the Cosalá Operations. The 2019 Preliminary Feasibility Study for the EC120 Project forecasted average annual metal production of 2.5 million ounces of silver and 4.5 million pounds of copper with a total of over 12 million ounces of silver and 23.0 million pounds of copper over a mine life of approximately 5 years. The Company expects to close on a financing with a metal trader for the entire anticipated capital requirements for the initial development and equipment of the EC120 Project in Q2-2024 with the goal of producing higher-grade silver-copper concentrates in early 2025.

•	On March 27, 2024, the Company completed an equity offering of an aggregate 26,000,000 units at a price of C$0.30 per unit for total aggregate gross proceeds of C$7.8 million.
•

The Company had a cash and cash equivalents balance of $3.9 million and working capital[1] deficit of $29.0 million as at March 31, 2024. This represents an improvement of $9.2 million in the working capital deficit from December 31, 2023 primarily due to the reclassification of the convertible debenture to non-current liabilities.

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1 This is a supplementary or non-GAAP financial measure or ratio. See “Non-GAAP and Other Financial Measures” section for further information.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three months ended March 31, 2024

The first quarter of 2024 continued to be challenging for the Company due to low base metals prices as investors adjusted capital flows and allocations in response to heightened recession expectations, inflationary impacts, ongoing conflicts in Eastern Europe and the Middle East, and general overall increased global interest rates, among other macroeconomic events. The market price of silver increased by 4% year-over-year to average price of $23.36/oz in Q1-2024 compared to an average price of $22.56/oz in Q1-2023. However, the market price of zinc significantly decreased by 22% year-over-year to average price of $1.11/lb in Q1-2024 compared to an average price of $1.42/lb in Q1-2023. The Company is dependant on both precious and base metal prices for profitability and liquidity. Prices in early Q2-2024 have improved significantly with an average silver price over $28/oz and an average zinc price of approximately $1.28/lb.

In addition, the USD/MXN exchange ratio decreased during the period to a low of approximately 16.5:1 during Q1-2024 from over 20:1 during 2022. The Company is well positioned to significantly increase revenue in 2024 and beyond with its planned growth in silver production at both of its producing operations coupled with the recent increases in the market prices of silver and zinc in Q2-2024.

Cosalá Operations

The Cosalá Operations increased silver production in Q1-2024 by 11% to approximately 295,000 ounces of silver compared to approximately 265,000 ounces of silver in Q1-2023, as the operation benefitted from higher tonnage though at slightly lower silver grades. Production in Q1-2023 was negatively impacted by a 17-day maintenance shutdown of its tailings facility to perform remedial work on a decant tunnel. Production of base metals also increased to 8.0 million pounds of zinc and 2.8 million pounds of lead in Q1-2024, compared to 7.2 million pounds of zinc, and 2.7 million pounds of lead in Q1-2023.

Cash costs per silver ounce increased during the year to $16.35 per ounce from $4.61 per ounce in Q1-2023 due primarily to the lower price of zinc, and the devaluation of the USD relative to the Mexican peso. Mining began in the transition zone between the San Rafael Upper Zone and Zone 120 in late 2023 with the Company expecting to realize an increase in silver production in the near term due the higher-grade silver areas in the Upper Zone and the transition zone.

El Cajón and Zone 120 Silver-Copper Deposits

With the current higher silver and copper price, the Company began the development of its 100%-owned EC120 Project at the Cosalá Operations with initial access to the Zone 120 deposit in Q3-2023 from the San Rafael Upper Zone development. In addition, the Company continues mining and processing silver-zinc-lead ore from the San Rafael Main and Upper Zones benefiting from the increase in zinc prices in Q2-2024.

The 2019 Preliminary Feasibility Study entitled “Americas Silver Corporation Technical Report on the San Rafael Mine and the EC120 Preliminary Feasibility Study, Sinaloa, Mexico” dated May 17, 2019 (with an effective date of April 3, 2019) (the “PFS”) capital estimate assumed a standalone project including initial access, development, and equipment (other than the Los Braceros mill). The current EC120 Project will take advantage of existing infrastructure, facilities, and equipment currently in use at the Cosalá Operation’s San Rafael Mine. Assuming the Company’s ability to bring to expected production, the EC120 Project is expected to provide significantly improved cash flow to the Company given the shared infrastructure, capital reductions, and the higher silver and copper prices which have improved since the date of the study.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three months ended March 31, 2024

Highlights of the standalone 2019 PFS are as follows:

•	Probable mineral reserve of approximately 2.9 million tonnes with a grade of 157g/t silver and 0.42% copper containing approximately 14.5 million ounces of silver and 26.5 million pounds of copper.
•

Average annual metal production of 2.5 million ounces of silver and 4.5 million pounds of copper with a total of over 12 million ounces of silver and 23.0 million pounds of copper over a mine life of approximately 5 years.

•

Pre-tax net present value with a 5% discount rate (“NPV5%”) of approximately $43 million and internal rate of return (“IRR”) of 61% or after-tax NPV5% of $33 million and IRR of 47% at long term consensus prices of $17.50 per ounce silver and $3.00 per pound copper.

•	Standalone initial capital expenditure of approximately $17 million with life of mine sustaining capital of approximately $15 million.
•	Life of mine cash costs of approximately $9.60 per silver ounce and average all-in sustaining costs of approximately $10.80 per silver ounce.
•	Processing is planned to take place at the existing Los Braceros facility to produce a silver-bearing copper concentrate with only minor modifications to the plant expected to be required.

The Board-approved EC120 Project is expected to stockpile sliver-copper ore from the transition area and EC120 through the beginning of 2024 until mining rates can be increased to mill throughput capacity which is expected early 2025. For further information on the EC120 Project, please visit the Technical Reports section of the Company’s website.

The Company expects to close on a financing with a metal trader for the entire anticipated capital requirements for the initial development and equipment of the EC120 Project in Q2-2024 with the goal to be producing higher-grade silver-copper concentrates at the beginning of 2025.

Galena Complex

The Galena Complex produced approximately 311,000 ounces of silver compared to approximately 391,000 ounces of silver (a 20% decrease in silver production), and 1.9 million pounds of lead in Q1-2024, compared to 4.7 million pounds of lead in Q1-2023 (a 60% decrease in lead production). Cash costs increased to $27.14 per ounce silver in Q1-2024 from $18.59 per ounce silver in Q1-2023 due to the decrease silver and lead production, with a similar increase in all-in sustaining costs due to increase in capital expenditures.

During the quarter, the Company focused on horizontal development work in the Upper Country Lead Zone between the 2400 and 2800 Levels to access additional working areas. The development work reduced silver and lead production in the quarter but is expected to positively impact overall production for many years going forward. Following completion of the development work on the 2400 Level, the mining crews will be available to accelerate development into a high-grade silver copper stope accessed off of the 3700 level which will add additional working areas in the second half of the year.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three months ended March 31, 2024

Galena Exploration Update

The Galena Complex has been actively drilling near mine exploration targets with exciting results including an area between the 4600 Level and 4900 Level which had previously been a gap in drilling and has been consistently returning high-grade intercepts of attractive Ag-Cu veins. A drill campaign was completed from the 4600 Level to infill a gap in the 360 Complex and this program was successful in proving the continuity of the 360 Complex mineralization between 4600 and 4900 Level. Active drilling on the 4300 level has been critical to defining the upper extents of the 360 Complex and has also led to the eastward extension of the 360 Complex which contains several intercepts of wide veins contained within a larger package of disseminated mineralization. Recent drilling from the 5200 Level targeting the 55 Vein has uncovered high-grade intercepts of previously unknown veins which are close to existing infrastructure. Some notable intercepts are:

o	49-664:	3,172 g/t silver, 3.8% copper and 2.6% lead (3,674 g/t AgEq) over 1.4 m2,3
	and:	412 g/t silver, 0.1% copper and 0.2% lead (430 g/t AgEq) over 2.3 m
o	49-668:	5,665 g/t silver, 1.1% copper and 0.2% lead (5,787 g/t AgEq) over 0.9 m
	and:	1,012 g/t silver and 0.6% copper (1,082 g/t AgEq) over 1.2 m
	and:	5,598 g/t silver, 2.3% copper and 4.0% lead (5,983 g/t AgEq) over 1.2 m
o	49-703:	20,147 g/t silver and 5.9% copper (20,842 g/t AgEq) over 2.1 m
o	52-507:	6,444 g/t silver and 1.8% copper (6,640 g/t AgEq) over 0.7 m

A full table of the Company’s latest published drill results can be found at:

https://americas-gold.com/site/assets/files/5838/dr20240123.pdf.

Diamond drilling on the property has continued since the last mineral resource update of June 30, 2022 and the Company expects to initiate the process of updating the mineral resources and reserves both for the Galena Complex and the Cosalá Operations to the mineral resource as of June 30, 2024. Based on the drilling success at the Galena Complex, the Company expects to add additional mineral resources as well as increase confidence of the mineral resource.

The Company’s current consolidated mineral reserve and mineral resource statement can be found at: https://americas-gold.com/site/assets/files/5151/reserves20230112.pdf.

Information contained on the Company’s website is not incorporated by reference herein and should not be considered part of this MD&A.

Other Items During Fiscal 2024

On March 21, 2024, the Company amended its metals delivery and purchase with Sandstorm Gold Ltd. for the right to increase its advance payment by $3.25 million per calendar quarter or up to $6.5 million in aggregate during the first half of 2024 in order to satisfy the gold delivery obligations under the agreement. The advances are to be repaid through balancing fixed deliveries of gold commencing at the end of the existing agreement (2026+). The first calendar quarter advance of $3.25 million was drawn in full in March 2024.

On March 27, 2024, the Company completed an equity offering of an aggregate 26,000,000 units at a price of C$0.30 per unit for total aggregate gross proceeds of C$7.8 million. Each unit consisted of one common share and one common share purchase warrant where each warrant is exercisable for one common share at an exercise price of C$0.40 for a period of three years.

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2 AgEq for drilling intercepts were calculated using metal prices of $22.00/oz silver, $3.75/lb copper and $0.95/lb lead and equivalent metallurgical recoveries were assumed for all metals (silver, lead and copper). Otherwise throughout this MD&A, silver equivalent production was calculated based on all metals production at average realized silver, zinc, and lead prices during each respective period.

3 Meters represent “True Width” which is calculated for significant intercepts only and is based on orientation axis of core across the estimated dip of the vein.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three months ended March 31, 2024

Offering and Proceeds	Disclosed Use of Proceeds	Variance	Impact of Variance
LIFE Offering – aggregate gross proceeds of C$6.5 million

C$2.25 million for working capital requirements at the Cosalá Operations (expected to be allocated between underground development work, ventilation intake raise improvements, and equipment purchases)

C$2.25 million for working capital requirements at the Galena Complex (expected to be allocated between underground development contractor costs and ventilation intake raise improvements)

C$2.0 million for general and administrative purposes

		As disclosed	Not applicable
Concurrent private placement – gross proceeds of C$1.3 million	For general working capital and administrative purposes	As disclosed	Not applicable

The following table sets out the disclosure the Company previously made about how it would use available funds or proceeds from any financing in the past 12 months, an explanation of any variances, and the impact of the variances, if any, on the Company’s ability to achieve its business objectives and milestones.

Offering and Proceeds	Disclosed Use of Proceeds	Variance	Impact of Variance
C$8.0 million June 2023 issuance of additional secured convertible debenture to Delbrook Capital Advisors (“Delbrook”)	Finalizing construction of the Galena hoist project and for general working capital purposes	As disclosed	Not applicable
C$2.0 million October 2023 increase to secured convertible debenture held by Delbrook	Finalizing construction of the Galena hoist project and for general working capital purposes	As disclosed	Not applicable
US$0.8 million July 2023 non-brokered private placements of common shares	Finalizing construction of the Galena hoist project and for general working capital purposes	As disclosed	Not applicable

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three months ended March 31, 2024

Consolidated Results and Developments

	Q1-2024	Q1-2023
Revenue ($ M)	$19.5	$22.1
Silver Produced (oz)[1]	481,936	499,677
Zinc Produced (lb)[1]	7,984,886	7,224,532
Lead Produced (lb)[1]	3,951,698	5,542,369
Total Silver Equivalent Produced ($/oz)[1,2]	1,018,486	1,183,125
Cost of Sales/Ag Eq Oz Produced ($/oz)[1,3]	$15.95	$11.43
Cash Costs/Ag Oz Produced ($/oz)[1,3]	$20.53	$11.18
All-In Sustaining Costs/Ag Oz Produced ($/oz)[1,3]	$29.20	$16.87
Net Loss ($ M)	$(16.2)	$(10.5)
Comprehensive Income (Loss) ($ M)	$(12.9)	$(11.1)

[1]

Throughout this MD&A, consolidated production results and consolidated operating metrics are based on the attributable ownership percentage of each operating segment (100% Cosalá Operations and 60% Galena Complex).

[2]	Throughout this MD&A, silver equivalent production was calculated based on all metals production at average realized silver, zinc, and lead prices during each respective period.
[3]	This is a supplementary or non-GAAP financial measure or ratio. See “Non-GAAP and Other Financial Measures” section for further information.

Consolidated attributable silver production during Q1-2024 decreased by 4% compared to Q1-2023. Consolidated attributable silver equivalent production during Q1-2024 decreased by 14% compared to Q1-2023 due to higher silver prices and lower zinc prices in Q1-2024 compared to Q1-2023 as the Company uses realized quarterly prices in its calculations. These price changes negatively impacted the silver equivalent production calculation by approximately 0.1 million ounces in Q1-2024 relative to Q1-2023.

While Q1-2024 silver production was slightly down year-over-year and down quarter-over-quarter, the quarterly silver production has trended in a positive direction over the course of the last three years and the Company expects this trend to continue. This upward trend in production is expected from increased working faces at the Galena Complex as well as the exploitation of the EC120 Project at the Cosalá Operations which contains high-grade silver and copper mineralization. The Company expects to begin producing higher-grade silver copper concentrates at beginning of 2025, subject to closing on its financing with a metal trader for the entire anticipated capital requirements for the initial development and equipment of the EC120 Project in Q2-2024.

Revenue of $19.5 million for the three months ended March 31, 2024 was lower than revenue of $22.1 million for the three months ended December 31, 2023. Lower revenue from the Galena Complex was recognized from lower silver and lead production during the period, offset by higher revenue from the Cosalá Operations due to higher silver production, netted against lower realized zinc price, during the period. The average realized silver, zinc, and lead prices4 increased by 3%, decreased by 21%, and decreased by 3%, respectively, from Q1-2023 to Q1-2024. The average realized silver price of $23.21/oz. for Q1-2024 (Q1-2023 – $22.56/oz.) is comparable to the average London silver spot price of $23.36/oz. for Q1-2024 (Q1-2023 – $22.56/oz.).

The Company recorded a net loss of $16.2 million for the three months ended March 31, 2024 compared to a net loss of $10.5 million for the three months ended March 31, 2023. The increase in net loss was primarily attributable to lower net revenue, higher cost of sales, and higher loss on derivatives, offset in part by lower interest and financing expense. These variances are further discussed in the following sections.

__________________

4 These are supplementary or non-GAAP financial measures or ratios. See “Non-GAAP and Other Financial Measures” section for further information.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three months ended March 31, 2024

Cosalá Operations

	Q1-2024	Q1-2023
Tonnes Milled	155,950	126,281
Silver Grade (g/t)	84	90
Zinc Grade (%)	2.86	3.27
Lead Grade (%)	1.16	1.38
Silver Recovery (%)	70.0	72.6
Zinc Recovery (%)	81.2	79.3
Lead Recovery (%)	70.5	70.9
Silver Produced (oz)	295,278	265,121
Zinc Produced (lb)	7,984,886	7,224,532
Lead Produced (lb)	2,812,368	2,716,797
Total Silver Equivalent Produced ($/oz)[1,2]	785,829	827,568
Silver Sold (oz)	287,389	238,199
Zinc Sold (lb)	7,776,572	7,042,978
Lead Sold (lb)	2,665,604	2,612,243
Cost of Sales/Ag Eq Oz Produced ($/oz)[2]	$14.14	$9.16
Cash Costs/Ag Oz Produced ($/oz)[2]	$16.35	$4.61
All-In Sustaining Costs/Ag Oz Produced ($/oz)[2]	$21.76	$9.52

[1]	Throughout this MD&A, silver equivalent production was calculated based on all metals production at average realized silver, zinc, and lead prices during each respective period.
[2]	This is a supplementary or non-GAAP financial measure or ratio. See “Non-GAAP and Other Financial Measures” section for further information.

The Cosalá Operations increased silver production in Q1-2024 by 11% to approximately 295,000 ounces of silver compared to approximately 265,000 ounces of silver in Q1-2023, as the operation benefitted from higher tonnage though at slightly lower silver grades. Production in Q1-2023 was negatively impacted by a 17-day maintenance shutdown of its tailings facility to perform remedial work on a decant tunnel. Production of base metals also increased to 8.0 million pounds of zinc and 2.8 million pounds of lead in Q1-2024, compared to 7.2 million pounds of zinc, and 2.7 million pounds of lead in Q1-2023.

Cash costs per silver ounce increased during the year to $16.35 per ounce from $4.61 per ounce in Q1-2023 due primarily to the lower price of zinc, and the devaluation of the USD relative to the Mexican peso. Mining began in the transition zone between the San Rafael Upper Zone and Zone 120 in late 2023 with the Company expecting to realize an increase in silver production in the near term due the higher-grade silver areas in the Upper Zone and the transition zone.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three months ended March 31, 2024

Galena Complex

	Q1-2024	Q1-2023
Tonnes Milled	23,266	31,201
Silver Grade (g/t)	424	400
Lead Grade (%)	3.91	7.30
Silver Recovery (%)	98.2	97.5
Lead Recovery (%)	94.6	93.8
Silver Produced (oz)	311,096	390,927
Lead Produced (lb)	1,898,884	4,709,287
Total Silver Equivalent Produced ($/oz)[1,2]	387,761	592,595
Silver Sold (oz)	298,662	400,400
Lead Sold (lb)	1,764,248	4,639,219
Cost of Sales/Ag Eq Oz Produced ($/oz)[2]	$22.09	$16.70
Cash Costs/Ag Oz Produced ($/oz)[2]	$27.14	$18.59
All-In Sustaining Costs/Ag Oz Produced ($/oz)[2]	$40.96	$25.18
All-In Sustaining Costs with Galena
Recapitalization Plan/Ag Oz Produced ($/oz)[2]	$40.96	$31.74

[1]	Throughout this MD&A, silver equivalent production was calculated based on all metals production at average realized silver, zinc, and lead prices during each respective period.
[2]	This is a supplementary or non-GAAP financial measure or ratio. See “Non-GAAP and Other Financial Measures” section for further information.

The Galena Complex produced approximately 311,000 ounces of silver compared to approximately 391,000 ounces of silver (a 20% decrease in silver production), and 1.9 million pounds of lead in Q1-2024, compared to 4.7 million pounds of lead in Q1-2023 (a 60% decrease in lead production). Cash costs increased to $27.14 per ounce silver in Q1-2024 from $18.59 per ounce silver in Q1-2023 due to the decrease silver and lead production, with a similar increase in all-in sustaining costs due to increase in capital expenditures.

During the quarter, the Company focused on horizontal development work in the Upper Country Lead Zone between the 2400 and 2800 Levels to access additional working areas. The development work reduced silver and lead production in the quarter but is expected to positively impact overall production for the remainder of the year and going forward. Following completion of the development work on the 2400 Level, the mining crews and equipment will be available to accelerate development into a high-grade silver copper stope accessed off of the 3700 level which will add additional working areas in the second half of the year.

Results of Operations

Analysis of the three months ended March 31, 2024 vs. the three months ended March 31, 2023

The Company recorded a net loss of $16.2 million for the three months ended March 31, 2024 compared to a net loss of $10.5 million for the three months ended March 31, 2023. The increase in net loss was primarily attributable to lower net revenue ($2.6 million), higher cost of sales ($1.9 million), and higher loss on derivatives ($1.2 million), offset in part by lower interest and financing expense ($1.6 million), each of which are described in more detail below.

Revenue decreased by $2.6 million to $19.5 million for the three months ended March 31, 2024 from $22.1 million for the three months ended March 31, 2023. The decrease was primarily due to $1.6 million and $2.7 million lower gross silver and lead revenue, respectively, before treatment and selling costs, at the Galena Complex from lower silver and lead production during the period, offset by $1.0 million higher gross silver revenue, before treatment and selling costs, at the Cosalá Operations from higher silver production during the period.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three months ended March 31, 2024

Cost of sales increased by $1.9 million to $19.7 million for the three months ended March 31, 2024 from $17.8 million for the three months ended March 31, 2023. The increase was primarily due to $3.5 million increase in cost of sales from the Cosalá Operations due to increase in operating costs, primarily related to increases in employee-related costs and the USD/MXN exchange rate, offset by $1.3 million decrease in cost of sales from the Galena Complex due to decrease in employee and material costs during the period.

Interest and financing expense decreased by $1.6 million mainly due to lower financing expense recognized during the period from accretion of the Company’s existing convertible debenture.

Other loss on derivatives increased by $1.2 million mainly due to the increased estimated fair value of the non-cash derivative liability associated with the Company’s existing convertible debenture.

Summary of Quarterly Results

The following table presents a summary of the consolidated operating results for each of the most recent eight quarters ending with March 31, 2024.

	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	2024	2023	2023	2023	2023	2022	2022	2022
Revenue ($ M)	$19.5	$25.0	$18.3	$24.2	$22.1	$20.3	$18.3	$20.0
Net Loss ($ M)	(16.2)	(10.1)	(10.5)	(7.1)	(10.5)	(11.0)	(24.6)	(9.3)
Comprehensive Income (Loss) ($ M)	(12.9)	(12.9)	(8.5)	(6.5)	(11.1)	(14.3)	(20.1)	(7.0)

Silver Produced (oz)[1]	481,936	583,379	386,615	573,382	499,677	377,353	331,304	299,228
Zinc Produced (lb)[1]	7,984,886	8,299,319	8,985,496	9,574,772	7,224,532	10,369,679	9,434,924	9,941,949
Lead Produced (lb)[1]	3,951,698	4,457,094	4,666,578	5,873,499	5,542,369	5,926,134	5,865,288	6,447,775
Cost of Sales/Ag Eq Oz Produced ($/oz)[1,2]	$15.95	$12.63	$14.52	$13.12	$11.43	$9.20	$10.33	$9.76
Cash Costs/Ag Oz Produced ($/oz)[1,2]	$20.53	$14.24	$19.01	$10.00	$11.18	$3.62	$10.01	$(2.72)
All-In Sustaining Costs/Ag Oz Produced ($/oz)[1,2]	$29.20	$21.05	$29.55	$16.78	$16.87	$14.89	$18.66	$5.37

Current Assets (qtr. end) ($ M)	$22.9	$23.0	$18.6	$26.8	$25.3	$25.4	$19.3	$29.1
Current Liabilities (qtr. end) ($ M)	51.9	61.2	43.9	44.9	45.0	42.1	36.0	38.1
Working Capital (qtr. end) ($ M)	(29.0)	(38.2)	(25.3)	(18.1)	(19.7)	(16.7)	(16.7)	(9.0)

Total Assets (qtr. end) ($ M)	$179.8	$180.5	$183.3	$193.2	$192.0	$190.8	$186.5	$209.4
Total Liabilities (qtr. end) ($ M)	113.7	108.3	100.1	104.7	100.1	92.2	81.0	90.2
Total Equity (qtr. end) ($ M)	66.1	72.2	83.2	88.5	91.9	98.6	105.5	119.2

[1]

Throughout this MD&A, consolidated production results and consolidated operating metrics are based on the attributable ownership percentage of each operating segment (100% Cosalá Operations and 60% Galena Complex).

[2]	This is a supplementary or non-GAAP financial measure or ratio. See “Non-GAAP and Other Financial Measures” section for further information.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three months ended March 31, 2024

Liquidity

The change in cash since December 31, 2023 can be summarized as follows (in millions of U.S. dollars):

Opening cash balance as at December 31, 2023	$2.1
Cash used in operations	(5.0)
Expenditures on property, plant and equipment	(4.8)
Lease payments	(0.2)
Equity offering	5.1
Non-brokered private placement	0.1
Pre-payment facility	0.3
Royalty payable	(0.6)
Contribution from non-controlling interests	0.7
Decrease in trade and other receivables	1.3
Change in inventories	(0.6)
Change in prepaid expenses	0.4
Change in trade and other payables	4.0
Change in foreign exchange rates	1.1
Closing cash balance as at March 31, 2024	$3.9

The Company’s cash and cash equivalents balance increased from $2.1 million to $3.9 million since December 31, 2023 with a working capital deficit of $29.0 million. This increase was mainly due to cash from net proceeds received from the equity offering, pre-payment facility, and contributions from non-controlling interests. These inflows were offset by decrease from cash used in operations, and expenditures of property, plant and equipment. Current liabilities as at March 31, 2024 were $51.9 million which is $9.3 million lower than at December 31, 2023, principally due to reclassification of the convertible debenture from current to non-current due to filing of a term extension permitted under the agreement, offset by increased balances in trade and other payables, metals contract liability, and non-cash derivative instruments.

The Company operates in a cyclical industry where cash flow has historically been correlated to market prices for commodities. Several material uncertainties cast substantial doubt upon the going concern assumption, including cash flow positive production at the Cosalá Operations and Galena Complex, and ability to raise additional funds as necessary to fund these operations and meet obligations as they come due. The Company’s cash flow is dependent upon its ability to achieve profitable operations, obtain adequate equity or debt financing, or, alternatively, dispose of its non-core properties on an advantageous basis to fund its near-term operations, development and exploration plans, while meeting production targets at current commodity price levels.

Management evaluates viable financing alternatives to ensure sufficient liquidity including debt instruments, concentrate offtake agreements, sale of non-core assets, private equity financing, sale of royalties on its properties, metal prepayment and streaming arrangements, and the issuance of equity. The Company is currently negotiating an offtake agreement with a metal trader for the capital requirements of the EC120 Project. Several material uncertainties may impact the Company’s liquidity in the short term, such as: the price of commodities, general inflationary pressures, cash flow positive production at both the Company’s operating mines, the Galena Complex Recapitalization Plan, the timing of the shaft repair, and the expected increase in hoisting capacity. At March 31, 2024, the Company does not have sufficient liquidity on hand to fund its expected operations at the prevailing commodity prices for the next twelve months and will require further financing to meet its financial obligations and execute on its planned operations, such as the proposed offtake agreement. From 2020 to year-to-date 2024, the Company has been successful in raising funds through equity offerings (including at-the-market offerings), debt arrangements, convertible debentures, prepayment arrangements, royalty sales, and non-core asset sales. The Company issued an aggregate of C$35.8 million in convertible debentures, raised an aggregate of $44.4 million through an at-the-market equity offering on the New York Stock Exchange American to fund the Company’s planned operations, amended its existing precious metals delivery and purchase agreement for the right to increase its advance payment up to $11.0 million during fiscal 2023 to satisfy current gold delivery obligations with draws made during each quarter of fiscal 2023 as allowed under the amendment, entered into a pre-payment facility, restructured a promissory note, and believes it will be able to raise additional financing as needed. During fiscal 2024, the Company amended its existing precious metals delivery and purchase agreement for the right to increase its advance payment up to $6.5 million during the first half of 2024, and in Q1-2024 fully drew the $3.25 million advance under the agreement (with similar expectations for H2-2024) and closed an equity offering for gross proceeds of C$7.8 million in Q1-2024. In the longer term, as the Cosalá Operations sustain full production, the Galena hoist project and shaft repair are finalize, and the Galena Complex is optimized on our current plans, and the outlook for silver, zinc, copper, and lead prices remains positive, the Company believes that cash flow will be sufficient to fund ongoing operations. However, additional impairments to the carrying value of the Company’s mining interests and property and equipment may also be required depending on the carrying value of Relief Canyon relative to comparable market valuations, or if precious and/or base metal prices decrease from their current levels.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three months ended March 31, 2024

The Company’s financial instruments consist of cash, trade receivables, restricted cash, trade and other payables, and other long-term liabilities. The fair value of these financial instruments approximates their carrying values, unless otherwise noted. The Company is not exposed to significant interest or credit risk arising from financial instruments. The majority of the funds of the Company are held in accounts at major banks in Canada, Mexico and the United States.

Post-Employment Benefit Obligations

The Company’s liquidity has been, and will continue to be, impacted by pension funding commitments as required by the terms of the defined benefit pension plans offered to both its hourly and salaried workers at the Galena Complex (see Note 15 in the audited consolidated financial statements of the Company and the notes thereto for the year ended December 31, 2023). Both pension plans are under-funded due to actuarial losses incurred from market conditions and changes in discount rates; the Company intends to fund to the minimum levels required by applicable law. The Company currently estimates total annual funding requirements for both Galena Complex pension plans to be approximately $1.0 million per year for each of the next 5 years (excluding fiscal 2023 funding requirements payable by September 2024). Effects from market volatility and interest rates may impact long term annual funding commitments.

The Company evaluates the pension funding status on an annual basis in order to update all material information in its assessment, including updated mortality rates, investment performance, discount rates, contribution status among other information. The pension valuation was remeasured at the end of Q1-2024 and adjusted by approximately $1.8 million as a result of unrealized gains on returns net of increases to interest rates set by central banks and governments globally. The Company expects to continue to review the pension valuation quarterly.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three months ended March 31, 2024

Capital Resources

The Company’s cash flow is dependent on delivery of its metal concentrates to market. The Company’s contracts with the concentrate purchasers provide for provisional payments based on timing of concentrate deliveries. The Company has not had any problems collecting payments from concentrate purchasers in a reliable and timely manner and expects no such difficulties in the foreseeable future. However, this cash flow is dependent on continued mine production which can be subject to interruption for various reasons including fluctuations in metal prices and concentrate shipment difficulties, and, in the case of Relief Canyon, the suspension of mining operations. Additionally, unforeseen cessation in the counterparty’s capabilities could severely impact the Company’s capital resources.

The Company made capital expenditures of $4.8 million during the three months ended March 31, 2024 (2023: $5.8 million). Money was mostly spent on development work associated with the Galena Complex.

The following table sets out the Company’s contractual obligations as of March 31, 2024:

		Less than			Over 5
	Total	1 year	2-3 years	4-5 years	years
Trade and other payables	$27,126	$27,126	$-	$-	$-
Pre-payment facility	2,500	2,500	-	-	-
Promissory notes	4,275	4,275	-	-	-
Interest on promissory notes	218	218	-	-	-
Convertible debenture	17,491	-	17,491	-	-
Interest on convertible debenture	1,995	1,853	142	-	-
Royalty payable	4,459	2,559	1,900	-	-
Metals contract liability	40,867	13,577	27,290	-	-
Projected pension contributions	6,568	1,759	1,940	2,063	806
Decommissioning provision	20,462	-	-	-	20,462
Other long-term liabilities	1,875	-	1,068	151	656
Total	$127,836	$53,867	$49,831	$2,214	$21,924

1 –

Minimum lease payments in respect to lease liabilities are included in trade and other payables and other long-term liabilities. Further details available in Note 20 of the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2024.

2 –	Certain of these estimates are dependent on market conditions and assumed rates of return on assets. Therefore, the estimated obligation of the Company may vary over time.

Off-Balance Sheet Arrangements

As of the date of this filing, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed.

Transactions with Related Parties

There were no related party transactions for the year ended March 31, 2024.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three months ended March 31, 2024

Risk Factors

The business of the Company is subject to a substantial number of risks and uncertainties. In addition to considering the information disclosed in the forward-looking statements, financial statements and the other publicly filed documentation regarding the Company available on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Company’s website at www.americas-gold.com, the reader should carefully consider each of, and the cumulative effect of, the risk factors relating to the Company found under the heading “Risk Factors” in the Company’s Annual Information Form dated March 29, 2024 or the Company’s MD&A for the year ended December 31, 2023 dated March 28, 2024. Any of these risk elements could have material adverse effects on the business of the Company. See Note 25 – Financial risk management of the Company’s audited consolidated financial statements for the year ended December 31, 2023 and Note 20 – Financial risk management of the Company’s unaudited condensed interim consolidated financial statements for the three months ended March 31, 2024 and 2023.

The Company’s condensed interim consolidated financial statements for the three months ended March 31, 2024 and 2023 contain going concern disclosure

The Company’s condensed interim consolidated financial statements for the three months ended March 31, 2024 and 2023 contain disclosure related to the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to raise additional capital, achieve sustainable revenues and profitable operations, and obtain the necessary financing to meet obligations and repay liabilities when they become due. No assurances can be given that the Company will be successful in achieving these goals. If the Company is unable to achieve these goals, its ability to carry out and implement planned business objectives and strategies will be significantly delayed, limited or may not occur. The Company’s financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern. There are no guarantees that access to equity and debt capital from public and private markets in Canada or the U.S. will be available to the Company.

Accounting Standards and Pronouncements

Accounting standards issued but not yet applied

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. These standards are not expected to have a material impact on the Company in the current or future reporting periods. The Company assessed no material impact in the current period from Non-Current Liabilities with Covenants (Amendments to IAS 1) effective for annual periods beginning on or after January 1, 2024.

Financial Instruments

The Company may, from time to time, employ derivative financial instruments to manage exposure to fluctuations in foreign currency exchange rates and commodity prices.

As at March 31, 2024, the Company does not have any non-hedge foreign exchange or commodity forward contracts outstanding.

Capital Structure

The Company is authorized to issue an unlimited number of common and preferred shares, where each common share provides the holder with one vote while preferred shares are non-voting. As at March 31, 2024, there were 247,897,280 common shares and nil preferred shares issued and outstanding.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three months ended March 31, 2024

As at May 15, 2024, there were 251,019,930 common shares and nil preferred shares issued and outstanding, and 17,370,000 options outstanding which are exchangeable in common shares of the Company. The number of common shares issuable on the exercise of warrants is 31,760,020.

Controls and Procedures

Management is responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal controls over financial reporting ("ICFR"), as those terms are defined in National Instrument 52‐109 ‐ Certification of Disclosure in Issuers’ Annual and Interim Filings ("NI 52‐109").

The Company’s DC&P are designed to ensure that all important information about the Company, including operating and financial activities, is communicated fully, accurately and in a timely way and that they provide the Company with assurance that the financial reporting is accurate.

ICFR means a process by or under the supervision of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

As at March 31, 2024, the Company’s CEO and CFO have certified that DC&P and ICFR are effective and that during the year ended December 31, 2023, the Company did not make any material changes in the ICFR that materially affected or are reasonably likely to materially affect the Company’s ICFR.

The internal controls are not expected to prevent and detect all misstatements due to error or fraud.

Technical Information

The scientific and technical information relating to the operation of the Company’s material operating mining properties contained herein has been reviewed and approved by Chris McCann, P.Eng., Vice President, Technical Services of the Company. Mr. McCann is a "qualified person" for the purposes of NI 43-101.

The Company’s current Annual Information Form and the NI 43-101 Technical Reports for its other material mineral properties, all of which are available on SEDAR+ at www.sedarplus.ca, contain further details regarding mineral reserve and mineral resource estimates, classification and reporting parameters, key assumptions and associated risks for each of the Company’s material mineral properties, including a breakdown by category.

Non-GAAP and Other Financial Measures

The Company has included certain non-GAAP financial and other measures to supplement the Company’s consolidated financial statements, which are presented in accordance with IFRS, including the following:

•	average realized silver, zinc and lead prices;
•	cost of sales/Ag Eq oz produced;
•	cash costs/Ag oz produced;
•	all-in sustaining costs/Ag oz produced;
•	net cash generated from operating activities;
•	working capital; and
•	silver equivalent production (Ag Eq).

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three months ended March 31, 2024

Management uses these measures, together with measures determined in accordance with IFRS, internally to better assess performance trends and understands that a number of investors, and others who follow the Company’s performance, also assess performance in this manner. These non-GAAP and other financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Non-GAAP and other financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may differ from methods used by other companies with similar descriptions.  Management's determination of the components of non-GAAP financial measures and other financial measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are duly noted and retrospectively applied as applicable. Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.

Average Realized Silver, Zinc and Lead Prices

The Company uses the financial measures "average realized silver price", "average realized zinc price” and “average realized lead price” because it understands that in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s performance vis-à-vis average market prices of metals for the period. The presentation of average realized metal prices is not meant to be a substitute for the revenue information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

Average realized metal prices represent the sale price of the underlying metal excluding unrealized mark-to-market gains and losses on provisional pricing and concentrate treatment and refining charges. Average realized silver, zinc and lead prices are calculated as the revenue related to each of the metals sold, e.g. revenue from sales of silver divided by the quantity of ounces sold.

Reconciliation of Average Realized Silver, Zinc and Lead Prices
	Q1-2024	Q1-2023
Gross silver sales revenue ('000)	$13,588	$14,406
Payable metals and fixed pricing adjustments ('000)	13	1
Payable silver sales revenue ('000)	$13,601	$14,407
Divided by silver sold (oz)	586,051	638,599
Average realized silver price ($/oz)	$23.21	$22.56

	Q1-2024	Q1-2023
Gross zinc sales revenue ('000)	$8,661	$9,955
Payable metals and fixed pricing adjustments ('000)	-	9
Payable zinc sales revenue ('000)	$8,661	$9,964
Divided by zinc sold (lb)	7,776,572	7,042,978
Average realized zinc price ($/lb)	$1.11	$1.41

	Q1-2024	Q1-2023
Gross lead sales revenue ('000)	$4,140	$6,997
Payable metals and fixed pricing adjustments ('000)	4	7
Payable lead sales revenue ('000)	$4,144	$7,004
Divided by lead sold (lb)	4,429,852	7,251,462
Average realized lead price ($/lb)	$0.94	$0.97

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three months ended March 31, 2024

Cost of Sales/Ag Eq Oz Produced

The Company uses the financial measure “Cost of Sales/Ag Eq Oz Produced” because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s underlying cost of operations. Silver equivalent production are based on all metals production at average realized silver, zinc, and lead prices during each respective period, except as otherwise noted.

Reconciliation of Consolidated Cost of Sales/Ag Eq Oz Produced[1]
	Q1-2024	Q1-2023
Cost of sales ('000)	$19,675	$17,479
Less non-controlling interests portion ('000)	(3,426)	(3,959)
Attributable cost of sales ('000)	$16,249	13,520
Divided by silver equivalent produced (oz)	1,018,485	1,183,125
Cost of sales/Ag Eq oz produced ($/oz)	$15.95	$11.43

Reconciliation of Cosalá Operations Cost of Sales/Ag Eq Oz Produced
	Q1-2024	Q1-2023
Cost of sales ('000)	$11,109	$7,582
Divided by silver equivalent produced (oz)	785,828	827,568
Cost of sales/Ag Eq oz produced ($/oz)	$14.14	$9.16

Reconciliation of Galena Complex Cost of Sales/Ag Eq Oz Produced
	Q1-2024	Q1-2023
Cost of sales ('000)	$8,566	$9,897
Divided by silver equivalent produced (oz)	387,761	592,595
Cost of sales/Ag Eq oz produced ($/oz)	$22.09	$16.70

[1]

Throughout this MD&A, consolidated production results and consolidated operating metrics are based on the attributable ownership percentage of each operating segment (100% Cosalá Operations and 60% Galena Complex).

Cash Costs and Cash Costs/Ag Oz Produced

The Company uses the financial measures “Cash Costs” and “Cash Costs/Ag Oz Produced” in accordance with measures widely reported in the silver mining industry as a benchmark for performance measurement and because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s underlying cash costs of operations.

Cash costs are determined on a mine-by-mine basis and include mine site operating costs such as: mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations. Non-cash costs consist of: non-cash related charges to cost of sales including inventory movements, write-downs to net realizable value of concentrates, ore stockpiles, and spare parts and supplies, and employee profit share accruals.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three months ended March 31, 2024

Reconciliation of Consolidated Cash Costs/Ag Oz Produced[1]
	Q1-2024	Q1-2023
Cost of sales ('000)	$19,675	$17,479
Less non-controlling interests portion ('000)	(3,426)	(3,959)
Attributable cost of sales ('000)	16,249	13,520
Non-cash costs ('000)	82	279
Direct mining costs ('000)	$16,331	$13,799
Smelting, refining and royalty expenses ('000)	4,343	5,242
Less by-product credits ('000)	(10,779)	(13,457)
Cash costs ('000)	$9,895	$5,584
Divided by silver produced (oz)	481,936	499,677
Cash costs/Ag oz produced ($/oz)	$20.53	$11.18

Reconciliation of Cosalá Operations Cash Costs/Ag Oz Produced
	Q1-2024	Q1-2023
Cost of sales ('000)	$11,109	$7,582
Non-cash costs ('000)	(348)	292
Direct mining costs ('000)	$10,761	$7,874
Smelting, refining and royalty expenses ('000)	3,849	4,188
Less by-product credits ('000)	(9,782)	(10,839)
Cash costs ('000)	$4,828	$1,223
Divided by silver produced (oz)	295,278	265,121
Cash costs/Ag oz produced ($/oz)	$16.35	$4.61

Reconciliation of Galena Complex Cash Costs/Ag Oz Produced
	Q1-2024	Q1-2023
Cost of sales ('000)	$8,566	$9,897
Non-cash costs ('000)	716	(21)
Direct mining costs ('000)	$9,282	$9,876
Smelting, refining and royalty expenses ('000)	823	1,757
Less by-product credits ('000)	(1,661)	(4,364)
Cash costs ('000)	$8,444	$7,269
Divided by silver produced (oz)	311,096	390,927
Cash costs/Ag oz produced ($/oz)	$27.14	$18.59

[1]

Throughout this MD&A, consolidated production results and consolidated operating metrics are based on the attributable ownership percentage of each operating segment (100% Cosalá Operations and 60% Galena Complex).

All-In Sustaining Costs and All-In Sustaining Costs/Ag Oz Produced

The Company uses the financial measures “All-In Sustaining Costs” and “All-In Sustaining Costs/Ag Oz Produced” in accordance with measures widely reported in the silver mining industry as a benchmark for performance measurement and because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s total costs of producing silver from operations.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three months ended March 31, 2024

All-in sustaining costs is cash costs plus all development, capital expenditures, and exploration spending, excluding costs related to the Galena Recapitalization Plan implementation.

Reconciliation of Consolidated All-In Sustaining Costs/Ag Oz Produced[1]
	Q1-2024	Q1-2023
Cash costs ('000)	$9,895	$5,584
Capital expenditures ('000)	3,531	2,419
Exploration costs ('000)	646	427
All-in sustaining costs ('000)	$14,072	$8,430
Divided by silver produced (oz)	481,936	499,677
All-in sustaining costs/Ag oz produced ($/oz)	$29.20	$16.87

Reconciliation of Cosalá Operations All-In Sustaining Costs/Ag Oz Produced
	Q1-2024	Q1-2023
Cash costs ('000)	$4,828	$1,223
Capital expenditures ('000)	1,474	1,183
Exploration costs ('000)	123	119
All-in sustaining costs ('000)	$6,425	$2,525
Divided by silver produced (oz)	295,278	265,121
All-in sustaining costs/Ag oz produced ($/oz)	$21.76	$9.52

Reconciliation of Galena Complex All-In Sustaining Costs/Ag Oz Produced
	Q1-2024	Q1-2023
Cash costs ('000)	$8,444	$7,269
Capital expenditures ('000)	3,428	2,060
Exploration costs ('000)	871	514
All-in sustaining costs ('000)	$12,743	$9,843
Galena Complex Recapitalization Plan costs ('000)	-	2,565
All-in sustaining costs with Galena Recapitalization Plan ('000)	$12,743	$12,408
Divided by silver produced (oz)	311,096	390,927
All-in sustaining costs/Ag oz produced ($/oz)	$40.96	$25.18
All-in sustaining costs with Galena Recapitalization Plan/Ag oz produced ($/oz)	$40.96	$31.74

[1]

Throughout this MD&A, consolidated production results and consolidated operating metrics are based on the attributable ownership percentage of each operating segment (100% Cosalá Operations and 60% Galena Complex).

Net Cash Generated from Operating Activities

The Company uses the financial measure “net cash generated from operating activities” because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s liquidity, operational efficiency, and short-term financial health.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three months ended March 31, 2024

This is a financial measure disclosed in the Company’s statements of cash flows determined as cash generated from operating activities, after changes in non-cash working capital items.

Reconciliation of Net Cash Generated from Operating Activities
	Q1-2024	Q1-2023
Cash used in operating activities ('000)	$(5,016)	$(92)
Changes in non-cash working capital items ('000)	5,187	1,752
Net cash generated from operating activities ('000)	$171	$1,660

Working Capital and Adjusted Working Capital

The Company uses the financial measure “working capital” because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s liquidity, operational efficiency, and short-term financial health.

Working capital is the excess of current assets over current liabilities.

Reconciliation of Working Capital
	Q1-2024	Q1-2023
Current Assets ('000)	$22,874	$25,305
Less current liabilities ('000)	(51,923)	(45,039)
Working capital ('000)	$(29,049)	$(19,734)

Supplementary Financial Measures

The Company references certain supplementary financial measures that are not defined terms under IFRS to assess performance because it believes they provide useful supplemental information to investors.

Silver Equivalent Production

References to silver equivalent production are based on all metals production at average realized silver, zinc, and lead prices during each respective period, except as otherwise noted.

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